Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Taylor Capital Group, Inc.:

We consent to the incorporation by reference in this registration statement on Form S-4 of MB Financial, Inc. of our reports dated March 8, 2013, with respect to the consolidated balance sheets of Taylor Capital Group, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, changes in stockholders’ equity, cash flows, and comprehensive income for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of Taylor Capital Group, Inc., and to the reference to our firm under the heading “Experts” in the joint proxy statement/prospectus.

/s/ KPMG LLP

Chicago, Illinois
October 16, 2013